As filed with the Securities and Exchange Commission on July 18, 1996
                                                    Registration No. 333-07833


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                       PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            SISKON GOLD CORPORATION
            (Exact name of the Company as specified in its charter)
           CALIFORNIA                                  68-0254824
(State or other jurisdiction of incorporation (I.R.S. Employer Identification Number) or organization)

                       350 Crown Point Circle, Suite 100
                        Grass Valley, California 95945
                                (916) 273-4311
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Timothy A. Callaway
                                   President
                            SISKON GOLD CORPORATION
                       350 Crown Point Circle, Suite 100
                            Grass Valley, CA 95945
                                (916) 273-4311
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

                             Scott E. Bartel, Esq.
                          Bartel Eng Linn & Schroder
                         300 Capitol Mall, Suite 1100
                         Sacramento, California 95814
                                (916) 442-0400

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following      box. [ ]

(7)vengs.ejs                    -1-

                        CALCULATION OF REGISTRATION FEE

                                  PROPOSED MAXIMUM    PROPOSED
Title of each class of            OFFERING PRICE PER  MAXIMUM AGGREGATE
securities to be    AMOUNT TO BE  SHARE               OFFERING PRICE  AMOUNT OF
registered          REGISTERED                                  REGISTRATION FEE
Class A Common

                    2,757,139{(1)}     $1.88       $5,183,421.32  1,787.39{(1)}
                      228,209{(2)}     $1.60       $  365,134.40 $   125.91{(2)}
Class A Common Stock
Underlying Warrants{ (2)}
                      2,000,000        $3.50       $7,000,000.00 $2,413.79{(3)}
                      2,000,000        $4.00       $8,000,000.00 $2,758.62{(3)}

                                                         $7,085.71{(4)}

(1) Represents 781,250 shares of Class A Common Stock to be issued upon the conversion of Series 2 Class B Common Stock and 1,975,889 shares of Class A Common Stock upon the conversion of convertible notes. Fee calculated in accordance with Rule 457(c) of the Securities Act of 1933, as amended ("Securities Act"). Estimated for the sole purpose of calculating the registration fee and based upon the average of the high and low price per share of the Class A Common Stock of the Company on July 5, 1996, as reported on the Nasdaq National Market.

(2) Represents additional shares of Class A Common Stock to be issued upon the conversion of convertible notes. Fee calculated in accordance with Rule 457(c) of the Securities Act. Estimated for the sole purpose of calculating the registration fee and based upon the high and low price per share of the Class A Common Stock of the Company on July 16, 1996.

(3)    Calculated in accordance with Rule 457(g) of the Securities Act.

(4)    A registration fee of $6,959.80 has previously been paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE
SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

(7)vengs.ejs                   -ii-

PROSPECTUS
                             6,985,348 Shares
                          SISKON GOLD CORPORATION
                           Class A Common Stock
                             ($.001 Par Value)

     Of the 6,985,348 shares of Class A Common Stock ("Common Stock") of Siskon Gold Corporation ("Siskon" or the "Company") being offered hereby (the "Offering"), 781,250 shares are being offered by the Company upon the conversion of outstanding Series 2 Class B shares, 4,000,000 shares are being offered by the Company upon the exercise of outstanding Warrants, and 2,204,098 shares are being offered by the Company upon the conversion of outstanding convertible notes. The 6,985,348 shares being offered by the Company were issued in connection with the Company's private placement of Series 2 Class B Common Stock and convertible notes completed in November, 1995 and another private placement of a convertible note completed in May, 1996.

     Siskon's Common Stock is traded in the over-the-counter market and listed on the Nasdaq National Market under the symbol "SISK". See "Description of Securities". On July 16, 1996, the average of the high and low price of the Common Stock was $1.60, as reported on the Nasdaq National Market. The Company will not receive any proceeds from the conversion of the Series 2 Class B shares or convertible notes. Expenses of the Offering, estimated to be $37,085.71, will be paid in full by the Company.


  THE CLASS A COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                       SEE "RISK FACTORS" AT PAGE 8

                     THESE ARE SPECULATIVE SECURITIES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                   UNDERWRITING DISCOUNTS
           PRICE TO SERIES 2 CLASS AND COMMISSIONS  PROCEEDS TO THE COMPANY{(2)}
           B SHARES, WARRANT AND
           NOTE HOLDERS{(1)}
Per share. . . . . . . . . $ 1.75 to $4.00         $ 0         $ 3.50 to $4.00
Total. . . . . . . . . . . $ 15,000,000            $ 0         $ 15,000,000
 .

(1)  Represents exercise price to Warrant holders at $3.50 and $4.00 per share.

(2) Represents proceeds to the Company assuming the exercise of Warrants to purchase up to 2,000,000 shares of Common Stock at a price of $3.50 per share and 2,000,000 shares of Common Stock at a price of $4.00 per share, and before other expenses of issuance and distribution estimated to be $37,085.71. All expenses will be paid by the Company. The Company will not receive any cash proceeds from the issuance of 2,204,098 shares upon the conversion of existing convertible notes or for the issuance of 781,250 shares upon the conversion of Series 2 Class B Common Stock.

               The date of this Prospectus is July 18, 1996.

(7)vengs.ejs                   -iii-

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.




(7)vengs.ejs                    -2-

                           AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act") with respect to the Class A Common Stock offered hereby. The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information concerning the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. This
Prospectus does not contain all information set forth in the Registration Statement and Exhibits thereto which the Company has filed with the Commission under the Securities Act and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or replaces such statement. Any such statement shall not be deemed to constitute a part of this Prospectus, except as so modified or replaced. There is incorporated herein by reference the following documents previously filed with the Commission:


(1) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1995;

(2) The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996;

(3) The Company's Proxy Statement for the Annual Meeting of Shareholders held on June 21, 1996; and

(4) Form 8-B for the registration of the Company's Class A Common Stock pursuant to Section 12(g) of the Exchange Act.

     In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Requests should be directed to: Siskon Gold Corporation, 350 Crown Point Circle, Suite 100, Grass Valley, California 95945, Attention: Claudia J. Mack, Secretary; (916) 273-4311.


(7)vengs.ejs                    -3-

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus.


                         THE COMPANY AND RECENT EVENTS

     Siskon Gold Corporation (the "Company") is engaged in the business of acquiring, exploring and developing for commercial production precious mineral properties. The Company's assets include its ownership interests, joint venture interest and royalty interests in various properties located in the Western United States. The Company's primary assets are the San Juan property located in Nevada County, California (the "San Juan Mine") and the Big Horn property located in Los Angeles County, California (the "Big Horn Mine"). The Company's address and telephone number is as follows: Siskon Gold Corporation, 350 Crown Point Circle, Suite 100, Grass Valley, California 95945; (916) 273-4311.

     Since receiving permits in June, 1993, the Company has been engaged in the construction of the San Juan Mine and by the end of 1995 construction was substantially completed. As of the end of 1995, construction of tunnels for drainage and access to the ventilation shaft were completed, the underground plant was constructed and installed, the main underground haulage ways were constructed and additional definition drilling was completed. Since that time, unanticipated delays resulted from the need to reinforce most of the underground roads with crushed rock. In addition, larger dewatering pumps were installed as a result of additional unexpected ground water flowing into the mine. Additional funds from existing working capital were expended during the first quarter of 1996 for equipment, a ventilation shaft, additional definition drilling, sealing off an area of high water flows, increased bonding and completion of the mine dewatering system. Recoveries of gold dore from the San Juan Mine amounted to 4,825 ounces during 1995 and 7,482 ounces during the first six months of 1996.

     In March, 1996, the Company entered into a mining services agreement with the Doe Run Company ("Doe Run"). Pursuant to the agreement, Doe Run is obligated to provide management personnel, engineering, training and other technical and systems services for the San Juan Mine. The agreement is for 27 months and provides for base compensation to Doe Run in an amount equal to 100 ounces of gold dore per month plus an incentive bonus for attainment of specified development, cost and production goals.

     During 1995, Siskon received the permits necessary for operation at the Big Horn mine site. A mill site was purchased in Adelanto, California and a use permit was received in July, 1995. However, the decision to approve the project was challenged in court. After reviewing the issues raised in the court filings the Company decided that it was a more cost effective use of the Company's resources to request that the approval be withdrawn and agree to prepare an environmental impact report ("EIR") on the mill site. The court challenge was subsequently withdrawn and the Company is currently evaluating other mill sites that may be more appropriate before starting the EIR.

     Due to unanticipated delays and additional costs incurred in the development of the San Juan Mine, the Company has been required to fund its operations during 1995 and the first half of 1996 through debt and equity financings. Although the Company believes that it has sufficient working capital to operate the San Juan Mine during 1996, the Company does not currently have working capital reserves sufficient to address any unforeseen delays in achieving commercial production. Even though the Company believes that it has substantially completed construction of the mine, no assurances can be given that further delays may not be encountered which may require the need for additional capital.
     On November 15, 1995 the Company completed a private placement with Vengold Inc ("Vengold"). The Company received $5 million from the private placement which is comprised of $2 million for 39,062.5 shares of the Company's Series 2 Class B Common Stock, $3 million principal convertible debt, warrants to purchase 2 million shares of Class A Common Stock at $3.50 expiring on December 31, 1996 (the "1996 Warrants") and warrants to purchase an additional 2 million shares of Class A shares at $4.00 expiring November 15, 1997 (the "1997 Warrants"). The Series 2 Class B shares convert at the rate of 20 shares of Class A Common Stock for each Series 2 Class B share into 781,250 Class A shares priced at $2.56 per share. The Series 2 Class B shares automatically convert to Class A shares at the earlier of (i) three years; (ii) Vengold's voluntary election to convert; (iii) upon the payoff or conversion of Vengold's convertible debt under certain specified conditions and (iv) upon the transfer of the shares to a non-affiliate. The Series 2 Class B shares have the same rights as the Class A shares except that the Series 2 Class B shareholders have the right to elect two directors to the Board of Directors. Under the terms of the Vengold Private Placement a Budget Committee of the Board was formed to approve project budgets for the expenditure of the $5 million and proceeds from future warrant exercises. The Committee was comprised of three directors, two of which were appointed by the Series 2 Class B shareholders. If a budget prepared by the Committee was rejected by the Board, the Vengold convertible debt was to become due, at the election of Vengold, eight months after the rejection by the Board. Vengold agreed it would not acquire any additional Siskon stock, conduct a proxy contest, join with other major shareholders in such a contest or sell their shares for 120 days from the date of the private placement and Siskon agreed to not actively solicit proposals from persons other than Vengold relating the transfer of control or the sale of major assets for a period of 90 days (subject to certain exceptions). For one year after the 120 day period, Vengold has a right of first offer on any sale of stock by the Company, the Company's management and the Seamans. For a period of three years the Company has a right of first offer on the sale of Siskon stock held by Vengold.

     During 1995 the Company borrowed an additional $3 million from Carl and Linda Seaman (the "Seamans"), holders of existing convertible debt issued by the Company, extended the maturity date of the borrowings to April 1, 1997 and changed the interest rate to 10% per annum effective October 1, 1995. In connection with the Vengold private placement on November 15, 1995, the Seamans agreed to convert $1.8 million of the convertible debt held by them into 707,678 shares of Common Stock at $2.56 per share, agreed to convert an additional $1.8 million of convertible debt into 517,616 shares of Common Stock at $3.50 per share if, and when, Vengold exercised its 1996 Warrants, receive interest at 10% per annum payable in Common Stock at $2.56 per share for two years and in cash thereafter, and extend the maturity date of the debt to November 15, 1998. The debt continues to be secured by the Big Horn and San Juan Mines.

     On May 17, 1996, the Board of Directors determined that the Vengold proceeds had been fully expended. On May 20, 1996 the two directors appointed by Vengold resigned and the Board dissolved the Budget Committee. Additionally, to increase working capital to a more prudent level, the Company borrowed $500,000 from Carl Seaman. The loan will be secured by the San Juan and Big Horn mines. The loan is due November 15, 1998, bears interest at a rate of ten percent per annum with the principal and interest convertible into Class A Common Stock at $1.75 per share. In connection with this loan, Mr. Seaman was granted the option to convert an equal amount of the Seamans' existing convertible debt into Class A Common Stock at the same price. If a private placement is completed prior to the due date at a price below $1.75 per share, the Seamans would have the right to change the conversion price to the same as that under the private placement.

     Total pre-production development costs and related plant and equipment are budgeted to be $19.8 million, net of estimated gold recoveries of $4.4 million. At March 31, 1996 such costs totalled $18.9 million. The increase in development costs from the Company's original estimate of $8.3 million is primarily attributable to the delay in the construction of the access tunnel resulting from unforeseen unfavorable rock conditions with a commensurate extended period of mine support, equipment maintenance and mine administration. Additional power delivery facilities were constructed and mining equipment was purchased. The expense for such construction and purchase was originally anticipated to be incurred after production commenced. Further delays resulted from the need to reinforce most of the underground roads with crushed rock and to install larger dewatering pumps as a result of additional ground water flowing into the mine. The difficulty in obtaining qualified and experienced miners resulted in greater than expected training costs which, in turn, may require longer periods of on the job experience before expected levels of productivity are attained. Also, the majority of the development work for the underground workings did not occur in the high grade zones.

     Since the start of construction of the San Juan Mine, the Company has improved or replaced eight domestic wells on property adjacent to the project. The construction of the mine has raised concerns from neighbors of whether the development of the mine is adversely affecting their wells, although prior hydrology reports indicate that the dewatering activities at the mine should not have a significant effect on adjacent wells. These water concerns were raised at the bi-annual Nevada County Planning Commission ("Commission") permit review meeting held on December 8, 1995. Further, Nevada County increased the remedial water supply bonds by $135,000 to $189,000. In light of the concerns raised, the Company engaged additional hydrologists to study the problem. A hydrology report was presented to the Commission on June 27, 1996. The results of the new study indicate that while there is a connection between the water pumped from the mine and some of the failed wells, there have been no recent well failures and that if any future wells do fail the Company could improve or replace such wells as it has previously done. Conclusion of the review of the operating permits by the Commission is scheduled for August 22, 1996 and the Company is continuing to operate the San Juan Mine under the original terms and conditions of the operating permit. Based on current information known to the Company and as a forward looking statement, the Company believes that it can mitigate future well failures by improving or replacing such wells, or by providing an alternative water supply, and that the financial condition of the Company will not be materially impacted by the mitigation measures. The foregoing assumes that the analysis and conclusions contained in the independent hydrology reports are, in fact, correct. No assurance can be given that in the event the operation of the San Juan Mine is determined to adversely affect surrounding neighbors' wells the Commission will allow the Company to address such concerns through replacement wells, additional conditions to San Juan's operating permit, or increases in bonds.
     The Company estimates that an additional $877,000 will be expended for development and equipment at the San Juan Mine during the second quarter of 1996.

     As of March 31, 1996, the carrying values of the San Juan property consisted of acquisition costs (including land) of $6,402,494, and deferred development costs of $13,426,452.

     As of March 31, 1996, the carrying values of the Big Horn property consisted of acquisition costs (including land) of $732,360 and deferred development costs of $322,871.

ENVIRONMENTAL MATTERS

     Mineral exploration and production is subject to environmental regulation by federal, state and county authorities. In most states, mineral exploration and production is regulated by conservation laws and other statutes and regulations relating to exploration procedures, reclamation, safety of mine operations, employee health and safety, use of explosives, air and water quality standards, noxious odors, noise, dust and other environmental protection controls. In addition, some of the Company's properties are historic gold mines operated by other companies before the enactment of modern environmental laws. Therefore, under certain circumstances, the Company could be deemed a "potentially responsible party," together with all other past owners and operators of the property, for purposes of environmental clean-up and other environmental matters related to such properties. There are three instances in which the Company has been contacted by governmental agencies with regard to environmental matters.

     In May, 1991, the Company was requested by the California Regional Water Quality Control Board ("CRWQCB") to prepare an environmental site assessment report on the Croman Mill Site which contains stockpiled tailings from milling operations conducted by others. In a series of correspondence, the last of which was a letter in March 1992, the Company submitted information to CRWQCB stating that the Company was not the owner of the property during the time in question and therefore not responsible for any damages and that the CRWQCB instead request the operator of the mill to prepare the report. The Company has yet to receive a response from CRWQCB to its March 1992 letter. On April 5, 1996 the Company received a request by the Environmental Protection Agency ("EPA") to visit the site for the purposes of collecting water and soil samples. A representative of the Company accompanied state and federal environmental officials during the site visit, which occurred on April 19, 1996. Several soil and water samples were taken by officials during the visit. Simultaneously, the Company also conducted limited sampling of the water and soil at the mill site. In the event that the test results lead to further testing and analysis which ultimately results in a clean-up or abatement order issued by a state or federal environmental agency, then the Company intends to seek indemnification from the prior operators of the property which may have been primarily responsible for the condition of the mine tailings located on the mill site. No assurances can be given, however, that such efforts to be indemnified will be successful. The Company sold the Croman Mill Site in June, 1996.

     In March, 1994, the Company received a preliminary notice from the U.S. Forest Service ("USFS") naming the Company and six other parties as potentially responsible parties to a hazardous substance release in Siskiyou County,
California. The hazardous release is alleged to be coming from old mill tailings, storage containers and a mine tunnel. One of the sites may have been the Siskon Mine. In September, 1995 the Company provided the USFS with certain requested information regarding the Company's knowledge of prior owners, operators and operations that were carried out in or near the area in question. In September 1995, the Company received a letter from the USFS requesting a field visit to the Siskon Mine. As of June 30, 1996, the USFS has yet to contact the Company, to set a date for the site visit. The Company is unable to determine whether it will be liable for environmental remediation or estimate the amount of any liability. In the event that the Company is issued a clean up or abatement order due to a "pre-existing" condition, the Company will seek indemnification from the prior operators of the property which may have been primarily responsible. No assurances can be given, however, that such efforts to be indemnified will be successful.

     On November 14, 1995, the CRWQCB issued a letter to the Company concluding that the volume of water being discharged from the San Juan Mine was in excess of the permitted amount and may require an amendment or supplement to the existing water discharge permit on a permanent or temporary basis. Subsequently, on January 7, 1996 the Company received an interim dewatering permit. An area of high water flow into the mine has been sealed off and other remediation steps have been taken which the Company believes have brought the discharges of water from the mine into compliance with the original permit. To meet the long term potential discharge requirements of the San Juan Mine, the Company will seek to obtain an amendment to the water discharge permit. Additionally, at a bi-annual Nevada County Planning Commission hearing to review the Company's permit to operate the San Juan Mine, issues were raised concerning the mine's affect on adjacent water wells. The Company has obtained a hydrology report to present to the Commission. See "Mining Operations - San Juan."




(7)vengs.ejs                    -4-

                                 THE OFFERING

Common Stock offered to Series 2 Class B Shareholders . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . .781,250

Common Stock offered to Warrant Holders . . . . . . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . .4,000,000

Common Stock offered to Convertible Note Holders  . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . .2,204,098

Common Stock outstanding before the Offering  . . . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . 10,733,517

Common Stock outstanding after conversion of all
Convertible Notes and Series 2 Class B Stock  . . . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . 13,718,865

Common Stock outstanding after conversion of all Convertible Notes and
Series 2 Class B Stock and assuming exercise of the outstanding warrants  . . .
 . . . . . . . . . . . . . . . .17,718,865

NASDAQ Symbol. . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . .SISK


                                 RISK FACTORS

     An investment in the Common Stock described herein entails a number of very significant risks. Because of these risks, funds should be invested only by persons able to bear the risk of and withstand the loss of their entire investment. Prospective investors should also consider the following before making an investment decision.

     LACK OF PROFITABILITY. The Company and its predecessors have incurred operating losses since their formation and no assurances can be given that the Company will achieve profitability. For the three month period ended March 31, 1996 and years ended December 31, 1995, 1994 and 1993, the Company incurred losses of $251,106, $703,571, $840,591 and $9,286,718 (the last amount includes a cumulative loss effect of $5,544,867 due to a change in accounting policy whereby exploration costs are expensed), respectively. See the Company's financial statements attached to its Form 10-KSB for the year ended December 31, 1995, and its Form 10-QSB for the quarter ended March 31, 1996, all of which are incorporated herein by reference.

     NEED FOR ADDITIONAL FINANCING. Due to unstable ground conditions and water conditions, development of the San Juan Mine has been delayed which has required the Company to use substantial capital to fund the San Juan Mine and the Company's operations. In the event that development of the San Juan Mine is further delayed, or in the event unforeseen costs arise, the Company will need additional working capital to place the San Juan Mine into production and to further advance the permitting process on the Big Horn Mine. The Company does not have on hand sufficient capital to complete the development of the Big Horn Mine. In the opinion of management, the Company may not have an adequate working capital reserve against unbudgeted development expenses at the San Juan Mine. No assurances can be given that the Company will be successful in establishing an adequate working capital reserve relating to the development of the San Juan Mine or, if it is successful, that the financing will be on terms and conditions favorable to the Company. Furthermore, the Convertible Notes, as amended, issued by the Company and secured by the Company's San Juan Mine and Big Horn Mine, will mature on November 15, 1998, at which time all principal and accrued and deferred interest will be due, unless the notes are further modified or extended or the holders convert the debt into shares of the Company's Common Stock. Assuming no further modification, total interest and principal due at the maturity of the Convertible Notes will be $8,308,947. In the event the debt is not converted and the maturity date is not further extended, the Company's major mining properties may be subject to foreclosure if the Company is unable to repay the Convertible Notes in full. See "Risk Factors - Security Interests in San Juan and Big Horn Mines."

     Under California law, the holders of the Convertible Notes may foreclose by exercising the power of sale given in the deed of trust (a "nonjudicial foreclosure") or by bringing a judicial action (a "judicial foreclosure") to foreclose on the San Juan and Big Horn mines and, if allowed, ask the court for a judgement to collect any amount of the debt that is not paid by the proceeds from the foreclosure sale.

     GOVERNMENTAL REGULATION. The Company's mining operations are subject to substantial governmental regulation, including federal, state and local regulations concerning mine safety and environmental protection. Compliance with these regulations may cause significant delays in the Company's permit process or in its operations and has resulted and may continue to result in substantial capital expenses. No assurances can be given that the Company will obtain the necessary permits to place the Big Horn Mine into production, and if such permits are obtained, that they will be obtained in a timely manner. See "Risk Factors" - "Environmental Regulation and Liability".

     RESERVES. The Company's reserves presented in this Prospectus or incorporated herein are estimates based on feasibility studies and no assurance can be given that the indicated amount of gold will be recovered. The amount of reserves may require revisions based on actual production experience. Fluctuations in the market price of gold, as well as increased production costs or reduced recovery rates and adverse ground and water conditions may render reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of reserves.

     ENVIRONMENTAL REGULATION AND LIABILITY. Mineral exploration and production is subject to environmental regulation by federal, state and county authorities. In most states, mineral exploration and production are regulated by conservation laws and other statutes and regulations relating to exploration procedures, reclamation, safety of mine operations, employee health and safety, use of explosives, air and water quality standards, noxious odors, noise, dust and other environmental protection controls. In addition, some of the Company's properties are historic gold mines operated by other companies before the enactment of modern environmental laws. For example, one property previously owned by the Company and sold in June, 1996, known as the Croman Mill Site, located in Siskiyou County, California, contains stockpiled tailings (material removed from a milling circuit after separation of the valuable minerals) from previous milling operations conducted by prior owners who operated the mine. In May, 1991, the California Regional Water Quality Control Board requested the Company to prepare an environmental site assessment report (a report prepared by an independent geological engineering firm that addresses all site conditions including hydrology and hydrogeological conditions) on the property. Although the Company received correspondence from the California Regional Water Quality Control Board and exchanged correspondence during the time period between May, 1991 and March, 1992, no further activity from environmental agencies had occurred until the Company received a request by the Environmental Protection Agency ("EPA") to visit the site for the purposes of collecting water and soil samples. A representative of the Company accompanied state and federal environmental officials during the site visit, which occurred on April 19, 1996. Several soil and water samples were taken by officials during the visit. Simultaneously, the Company also conducted limited sampling of the water and soil at the mill site. In the event that the test results lead to further testing and analysis which ultimately results in a clean-up or abatement order issued by a state or federal environmental agency, then the Company intends to seek indemnification from the prior operators of the property which may have been primarily responsible for the condition of the mine tailings located on the mill site. While the Company sold the property to a third party in June, 1996 and is not currently subject to any such clean-up or abatement orders, no assurances can be given that such an order may not be issued at some future date. Another area of potential exposure to environmental liability is the Company's prior ownership of the Siskon Mine located in Siskiyou County, California. In February, 1994, the Company was notified by the U.S. Forest Service that the Company, along with several other companies, may be a "potentially responsible party" in what appears to be some environmental contamination on the property. In September 1994, the Company provided the U.S. Forest Service with certain requested information. In September 1995 the Company received a letter from the U.S. Forest Service requesting a field visit to the Siskon Mine. No date has yet been determined for the field visit. In the event that the Company is issued a clean-up or abatement order on any property due to a "pre-existing" condition, the Company will seek indemnification from the prior operators of the property which may have been primarily responsible for the environmental hazard. See Annual Report on Form 10-KSB for the year ended December 31, 1995. No assurances can be given, however, that such effort to be indemnified will be successful.

     In connection with receiving necessary permits for mining a property, the Company is required to post bonds to secure the performance of reclamation work after the Company has determined that it is no longer economically feasible to mine the property. The total amount of the bonds for the San Juan Mine is $250,772 which has been paid.

     RISKS IN MINING OPERATIONS. The Company's activities will be subject to all the risks and hazards commonly associated with mining operations, including, but not limited to, cost overruns due to the under estimation of exploration, development and mining operation costs, over estimation of contained gold per ton of ore or bank cubic yards, delays in achieving production, unforeseen geological formations, cave-ins, flooding, environmental liabilities and personal injury, any or all of which could prevent the Company from putting a property into production. Furthermore, extensive growth in underground mining in the Western United States has led to more intense competition for experienced miners, and certain established mining companies are larger and better capitalized than the Company, which may hinder the Company's ability to attract and retain qualified miners in numbers sufficient to support the Company's proposed operations and any future expansion of operations.

     VOLATILE MARKET PRICES FOR GOLD. Since its deregulation, the market price for gold has been highly speculative and volatile. Instability in the price of gold may affect the profitability of the Company's operations. No assurances can be given that any gold may be produced at a profit given the volatile market price for gold. For the period beginning January 1, 1996 to June 30, 1996, the high and low price of gold was $416 and $383 per ounce respectively. As of June 30, 1996 the market price of gold was $383 per ounce.

     VOLATILE MARKET FOR COMMON STOCK. The Company's Common Stock is listed and traded on the Nasdaq National Market, and has traded in the range of $1.88 to $4.50 during the fiscal year ended December 31, 1995 and $1.75 to $3.75 during the six months ended June 30, 1996. Various factors, including the price of gold, value of the dollar, and other non-controllable events, will affect the market for stock in companies engaged in gold mining activity. In addition to those normal factors, the Company has issued Convertible Notes in the aggregate principal amount of approximately $8,308,947 as of June 30, 1996 which will be due on November 15, 1998, all or part of which may also be converted into shares of the Company's Common Stock at $1.75 to 3.50 per share including all accrued interest. Accordingly, the current market price for a share of Common Stock may affect the Convertible Note Holders' decision to convert such notes into Common Stock, and any conversion and subsequent sale may also impact the market price for the Company's shares. The Company can give no assurances as to whether the debt will be converted or, if so, what effect any such conversion would have on the market price for the Company's shares. See "Risk Factors -Need for Additional Financing."

     DEPENDENCE ON KEY PERSONNEL AND CONSULTANTS. The Company depends, and will continue to depend, on the services of Mr. Timothy A. Callaway, the Company's Chief Executive Officer, Mr. Michael K. Epstein, the Company's Chief Financial Officer, and Mr. Charles D. Snead, Jr., a director and consultant to the Company. The loss of the services of Messrs. Callaway, Epstein or Snead could have a material adverse effect on the business of the Company. The Company has considered acquiring "key-man" insurance for certain of the above-named individuals, but at this time has not made a decision whether to acquire such insurance.

     SECURITY INTERESTS IN SAN JUAN AND BIG HORN MINES. The Company has granted a security interest in its San Juan and Big Horn Mines, including fixtures and mining claims, in connection with Convertible Notes which mature on November 15, 1998. Under the terms of the Convertible Notes, the lenders may convert such note and interest into shares of Common Stock at between $1.75 and $3.50 per share. As of June 30, 1996 the aggregate stated principal of the Convertible Notes is approximately $8,308,947, and interest will be paid in stock through November 15, 1997 and in cash thereafter. The Convertible Notes bear interest from October 1, 1995, at the rate of 10% per annum. If the lenders elect not to convert such notes into shares of Common Stock and the Company is unable to pay off or refinance such notes, the San Juan Mine and the Big Horn Mine may be subject to foreclosure proceedings which would materially and adversely affect the Company. See "Risk Factors - Need for Additional Financing."

     LACK OF AVAILABLE OR AFFORDABLE INSURANCE. While the Company has general liability insurance, including directors and officers errors and omissions insurance, many risks associated with mining operations may not be insurable, or if insurable, may not be available at affordable premiums. Consequently, the Company may be exposed to certain risks of liability not covered by insurance. See "Risk Factors - Risks in Mining Operations."

PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of June 30, 1996, certain information with respect to the beneficial ownership of shares of Siskon Common Stock and Series 1 and Series 2 Class B Common Stock by all shareholders known by Siskon to be the beneficial owners of more than five percent of the outstanding shares of Common Stock or Series 1 and Series 2 Class B Common Stock, all directors and executive officers of Siskon individually, and all directors and all executive officers of Siskon as a group. As of June 30, 1996, there were 10,733,517 shares of Common Stock and 638 shares of Series 1 Class B Common Stock and 39,062.5 shares of Series 1 and Series 2 Class B Common Stock outstanding.


(7)vengs.ejs                    -5-

                                                     NO. OF
NAME{(1)}                                            SHARES       PERCENT
                                                         Siskon Class A
Common Stock{(1)}
Carl Seaman
63 Hunting Ridge Road
Greenwich, CT                             3,456,720{(2)}          28.87%
Linda Seaman
63 Hunting Ridge Road
Greenwich, CT                             1,518,492{(3)}          13.40%
Vengold Inc.
200 Burrard Street, Suite 1788
Vancouver, British Columbia, Canada       6,040,888{(4)}          36.17%

Timothy A. Callaway, President
Chief Executive Officer and
Chairman of the Board                    448,835{(5)}              4.11%
Charles D. Snead, Jr., Director           64,850                   *
Michael Epstein, Director
and Chief Financial Officer               78,712{(6)}              *
Scott E. Bartel, Director                 15,297{(7)}              *
Claudia J. Mack, Secretary
and Controller                            40,000{(8)}              *
All Directors and Executive Officers
as a Group (5 Persons)                   647,694{(8)}              5.87%
                    SERIES 1 CLASS B COMMON STOCK{(1)}
Charles D. Snead, Jr., Director              638                   100%
                    SERIES 2 CLASS B COMMON STOCK{(1)}
Vengold Inc.                                 39,062.5              100%

    FOOTNOTES TO TABLE

*    Less than one percent.

(1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock, Series 1 Class B Common Stock or Series 2 Class B Common Stock shown as beneficially owned by them, subject to community property laws where applicable.
(2) Carl Seaman and Linda Seaman are husband and wife. As of June 30, 1996, Mr. and Mrs. Seaman together owned $4,119,385, and Mr. Seaman individually owned $506,164, in principal, including accrued interest, of the $8,308,947 principal amount including accrued interest of the Siskon Convertible Notes which are due November 15, 1998. The principal amount, is convertible into Common Stock at $1.75 to 3.50 per share. The shares include conversion of accrued interest through August 31, 1996. The amount shown for Mr. Seaman also includes 200,000 shares underlying Warrants and 73,666 shares of Class A Common Stock owned by Carl & Associates, a general partnership of which Mr. Seaman owns an 80% equity interest and the remaining 20% interest of which is owned by his children. Mr. Seaman disclaims beneficial ownership of the 14,733 shares of Common Stock attributed to such 20% interest in Carl & Associates. The amount shown does not include (a) 602,151 shares of Common Stock which Linda Seaman has the right to acquire pursuant to the conversion of the note, and (b) 916,341 shares of Common Stock owned by Linda Seaman, the beneficial ownership of which is disclaimed by Mr. Seaman.
(3) The amount shown for Mrs. Seaman includes 602,151 shares of Common Stock which she has the right to acquire pursuant to the conversion right described in footnote (2) including accrued interest through August 31, 1996. The amount shown does not include any of the shares shown as beneficially owned by Carl Seaman, the beneficial ownership of which is disclaimed by Mrs. Seaman. See footnote (2) above.
(4) Includes 781,250 shares issuable upon conversion of the Series 2 Class B Common Stock, 4,000,000 shares issuable upon exercise of warrants and 1,186,435 shares issuable upon conversion of $3,000,000 principal convertible debt and accrued interest through August 31, 1996 at $2.56 per share.
(5)  Includes options to purchase 200,000 shares of Common Stock.
(6)  Includes options to purchase  61,500 shares of Common Stock.
(7)  Includes options to purchase   3,000 shares of Common Stock.
(8)  Includes options to purchase  40,000 shares of Common Stock.
(9)  Includes options to purchase 304,500 shares of Common Stock.




(7)vengs.ejs                    -6-

                            SUMMARY OF THE OFFERING

     The Company is registering 781,250 shares of Common Stock upon conversion of outstanding Series 2 Class B Common Stock, 4,000,000 shares of Common Stock upon the exercise of outstanding Warrants, and 2,204,098 shares upon the conversion of outstanding Convertible Notes. The Common Stock, Warrants and Convertible Notes were issued in connection with a November, 1995 private placement by the Company and a May, 1996 private placement by the Company.

                                USE OF PROCEEDS

     Assuming conversion of the Series B Common Stock, exercise of outstanding Warrants and conversion of Convertible Notes to purchase all of the 6,985,348 shares, as to which no assurances can be given, the Company expects to receive $15,000,000 before deducting expenses of approximately $37,085.71 associated with this Offering. The Company intends to use any amounts received for general corporate purposes. As of July 16, 1996, the average high and low price of one share of Common Stock was $1.60.

                             SELLING STOCKHOLDERS

     The Company is registering the Class A Common Stock underlying the Series 2 Class B Common Stock, the Warrants and all Convertible Notes. The following table assumes that the Warrants will be exercised and the Series 2 Class B shares and Convertible Notes are converted into shares of the Company's Class A Common Stock and that the holders (the "Selling Stockholders") are selling the Class A Common Stock owned by them, including shares received upon exercise or conversion.

     The following table identifies the Selling Stockholders, as of July 18, 1996, and indicates (i) the nature of any material relationship that such Selling Stockholders have had with the Company for the past three years, (ii) the number of shares of Common Stock held by the Selling Stockholders, (iii) the amount to be offered for the Selling Stockholders' account, and (iv) the number of shares and percentage of outstanding shares of Common Stock to be owned by the Selling Stockholders after the sale of the Common Stock offered by the Selling Stockholders pursuant to this Offering. The Selling Stockholders are not obligated to sell their Common Stock offered in the Offering and may choose not to sell any of their shares or only a part of their shares.

     The shares of Common Stock offered by the Selling Stockholders may be offered for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers. The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders.

     Under the Exchange Act, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Common Stock by the Selling Stockholders.

     With regard to the shares offered by the Selling Stockholders, such shares may be sold on the over-the-counter market or in private transactions at prices to be determined at the time of sale. Such shares may be offered through broker-dealers, acting on the Selling Stockholders' behalf, who may offer the shares at then current market prices. Any sales may be by block trade. The Selling Stockholders and any brokers, dealers or others who participate with the Selling Stockholders in the distribution of such shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of such shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. Sales may be made by all Selling Stockholders pursuant to the Registration Statement of which this Prospectus is a part.

                 SHARES BENEFICIALLY OWNED  SHARES TO BE SHARES BENEFICIALLY
                 PRIOR TO OFFERING          SOLD         OWNED AFTER OFFERING
NAME OF BENEFICIAL  NUMBER        Percentage  NUMBER      NUMBER PERCENTAGE
OWNER
Vengold           6,187,825{(1)(2)} 36.73%  6,187,825       -0-       -0-
Carl Seaman       3,588,449{(3)}    29.65%    621,976{(4)}  -0-{(5)}  -0-{(5)}
Linda Seaman      1,615,589{(6)}    14.13%    150,510{(4)}  -0-{(5)}  -0-{(5)}
Jordan Seaman       294,973{(7)}     2.72%     12,519{(4)}  -0-{(5)}  -0-{(5)}
Dana Manning        325,253{(7)}     3.00%     12,519{(4)}  -0-{(5)}  -0-{(5)}

     FOOTNOTES TO TABLE

(1) Includes 4,000,000 shares issuable upon exercise of warrants, 781,250 shares issuable upon conversion of Series 1 Class B Common Stock and 1,333,372 shares issuable upon conversion of Convertible Debt including accrued interest through November 15, 1997.

(2)  Assumes exercise of warrants.

(3) Carl Seaman and Linda Seaman are husband and wife. Mr. and Mrs. Seaman own $4,625,549 in principal, including accrued interest, of the Siskon Convertible Notes which are due November 15, 1998. The principal amount is convertible into Common Stock at $1.75 to $3.50 per share and the shares include conversion of accrued interest through November 15, 1997. The amount shown for Mr. Seaman also includes 200,000 shares underlying Warrants and 73,666 shares of Class A Common Stock owned by Carl & Associates, a general partnership of which Mr. Seaman owns an 80% equity interest and the remaining 20% interest of which is owned by his children. Mr. Seaman disclaims beneficial ownership of the 14,733 shares of Common Stock attributed to such 20% interest in Carl & Associates. The amount shown does not include (a) 699,249 shares of Common Stock which Linda Seaman has the right to acquire pursuant to the conversion of the note, and (b) 916,341 shares of Common Stock owned by Linda Seaman, the beneficial ownership of which is disclaimed by Mr. Seaman.

(4) The amount shown does not include additional shares which may be sold pursuant to previous registration statements.

(5) Pursuant to this and other registration statements, the holders may, but are not required to, sell all of their registered shares.

(6) The amount shown for Mrs. Seaman includes 699,249 shares of Common Stock which she would have the right to acquire pursuant to the conversion right described in footnote (3), including accrued interest through November 15, 1997.

(7) Includes shares underlying a convertible note based on interest accruable and deferred through November 15, 1997.


                           DESCRIPTION OF SECURITIES

     The following discussion addresses all material aspects of the Company's securities.

COMMON STOCK

     Pursuant to its Amended and Restated Articles of Incorporation, the Company is authorized to issue up to 50,000,000 shares of Common Stock, $.001 par value, 49,500,000 of which are designated as "Class A" Common Stock and 500,000 of which are designated as "Class B" Common Stock. The Board of Directors is authorized to provide for the issuance of Class B Common Stock in series and to determine the rights and privileges of Class B Common Stock, including the conversion rights and voting rights of any such issuance without any further vote or action by shareholders. Holders of the Company's Common Stock have no preemptive rights, and are not subject to further call or assessment.

     As of June 30, 1996, the number of shares of Class A Common Stock outstanding is 10,733,517, the number of shares of Series 1 Class B Common Stock outstanding was 638 and the number of shares of Series 2 Class B Common Stock outstanding was 39,062.5. There is no preferred stock outstanding.

VOTING RIGHTS; DIVIDENDS

     The holders of both Class A and Class B Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Further, the holders of Common Stock are entitled to receive ratable dividends when and as declared by the Board of Directors from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock would be entitled to share ratably in all assets remaining after payment to holders of any series of preferred stock or of any other senior securities outstanding at such time. It is anticipated that the Company will not be declaring dividends in the near future.

SERIES 1 CLASS B

     The holders of Series 1 Class B Common Stock have rights similar to those of the Class A Common Stock, including the right to share on a pro rata basis in the Company's assets remaining after payment to shareholders of any series of preferred stock or of any other senior securities outstanding at such time. Each share of Series 1 Class B Common Stock is entitled to one vote and votes with the Class A Common Stock as a class. Each share of Series 1 Class B Common Stock may be converted into 100 shares of Class A Common Stock for every $25,000 increment of equity, debt or project financing raised by the Company and through the holder's efforts. Holders of the Series 1 Class B Common Stock have no pre-emptive rights, and are not subject to further call or assessment.

SERIES 2 CLASS B

     The holders of Series 2 Class B Common Stock also have rights similar to those of the Class A Common Stock, including the right to share on a pro rata basis in the Company's assets remaining after payment to shareholders of any series of preferred stock or of any other senior securities outstanding at such time. Each share of Series 2 Class B Common Stock is entitled to one vote and votes with the Class A Common Stock as a class in all matters other than the election of directors. Holders of the Series 2 Class B Common Stock is entitled, voting as a separate class, to elect two directors to the Company's board of directors. Each share of Series 2 Class B Common Stock may be converted into 20 shares of Class A Common Stock. Holders of the Series 2 Class B Common Stock have certain preemptive rights to purchase, on a pro rata basis, new securities.

CONVERTIBLE NOTE

     The Company issued and has outstanding convertible notes in the aggregate principal amount of $8,308,947, as of June 30, 1996, the principal and accrued interest of which may be converted by the holders thereof at their option and at any time into shares of the Company's Common Stock at a conversion price ranging from $1.75 per share to $3.50 per share. The convertible notes bear interest at the rate of 10%, interest payable in stock through November 15, 1997 and in cash thereafter. The notes are due November 15, 1998.

WARRANTS

     In the November 1995 private placement, the Company issued Warrants to purchase 2 million shares of Class A Common Stock at $3.50 per share expiring on December 31, 1996 and 2 million shares of Class A Common Stock at $4.00 per share expiring on November 15, 1997. The Company also issued Warrants to purchase an aggregate of 490,400 shares of Common Stock in connection with the private placement of Units that was concluded in November 1994.

                     ARTICLES OF INCORPORATION AND BYLAWS

     The following discussion addresses all material aspects of the Company's Articles of Incorporation and Bylaws.

     Certain provisions of the Company's Articles of Incorporation and Bylaws may have the effect of deterring a change of control of the Company. The Company's Articles of Incorporation contains provisions requiring the approval of 80% of the Company's shareholders for certain mergers, sales of all or substantially all of the Company's assets and certain other corporate action unless the transaction is approved by seventy-five percent of the disinterested board members or unless all shareholders receive a price for their shares of the Company's capital stock which meets certain minimum price criteria. The Company's Articles also require the approval of 80% of the Company's shareholders in order to amend this provision.

     The Company's Bylaws contain a provision which requires that, before eligible shareholders may call a special meeting of shareholders regarding the election of directors to the Company's Board of Directors, notice be given to the Company a minimum of sixty (60) days and a maximum of ninety (90) days prior to the date of the meeting. The Company's Articles of Incorporation also eliminate the ability of shareholders to act by written consent.

     The Company's Articles of Incorporation provide for the indemnification of directors and officers for certain acts to the fullest extent permitted by California Law. Further, the Company's Bylaws provide authority for the Company to maintain a liability insurance policy which insures directors or officers against any liability incurred by them in their capacity as such. The Company has purchased such insurance for its directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1994 and for the years then ended incorporated in this Prospectus by reference from the Company's Form 10-KSB for the year ended December 31, 1995, have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report, which is incorporated herein by reference. Such report expresses an unqualified opinion. Such financial statements of the Company have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Bartel Eng Linn & Schroder of Sacramento, California. Scott E. Bartel, a shareholder of Bartel Eng Linn & Schroder, is a director of the Company and is the beneficial owner of 8,527 shares of Common Stock.

(7)vengs.ejs                    -7-

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the Selling Stockholders. All of the amounts shown are estimates, except for the SEC Registration fee.

           SEC registration fee                $  7,085.71
           Printing and engraving expenses   * $  1,000.00
           Accounting fees and expenses      * $  3,000.00
           Legal fees and expenses           * $ 25,000.00
           Transfer agent and registrar fees * $    -0-
           Fees and expenses for qualification
             under state securities laws       $    -0-
           Miscellaneous                     * $  1,000.00

           TOTAL                              $ 37,085.71

           *  estimated

Item 15.   Indemnification of Directors and Officers

     Sections 204 and 317 of the California Corporations Code permits indemnification of directors, officers and employees of corporations under certain conditions and subject to certain limitations. Article VI of the Company's Amended and Restated Articles of Incorporation contain provisions for the indemnification of its directors and officers to the fullest extent permitted by law.

     Pursuant to Section 317 of the California Corporations Code, the Company is empowered to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such person is or was an officer, director, employee or other agent of the Company or its subsidiaries, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Company and, in the case of a criminal proceeding, has no reasonable cause to believe the conduct of such person was unlawful. In addition, the Company may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was an officer, director, employee or other agent of the Company or its subsidiaries, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person believed to be in the best interest of the Company and its shareholders. The Company may advance expenses incurred in defending any proceeding prior to final disposition upon receipt of an undertaking by the agent to repay that amount it shall be determined that the agent is not entitled to indemnification as authorized by
Section 317. In addition, the Company is permitted to indemnify its agents in excess of Section 317.

     The directors and executive officers of the Company have entered into indemnification agreements with the Company in which the Company has agreed to indemnify such agents with respect to claims arising with respect to any event or occurrence that is related to the fact that such agent is or was a director or executive officer or is related to anything done or not done by such agent in any such capacity, whether or not there is any claim that such agent was acting beyond or outside their scope of authority as an officer, director or agent of the Company.

     In addition, although the Company does not have director's and officer's insurance, the Company's bylaws provide the Company authority to maintain a liability insurance policy which insures directors or officers against any liability incurred by them in their capacity as such, or arising out of their status as such. The Company intends to seek such insurance in the future.

Item 16.   Exhibits and Financial Statement Schedules

 3.1 Amended and Restarted Articles of Incorporation of Siskon Gold Corporation (1)
 3.2       Bylaws of Siskon Gold Corporation (1)
 5.1       Opinion of Bartel Eng Linn & Schroder (*)
10.8       Siskon Gold Stock Option Plan (2)
           (a)  Amendment to the Siskon Gold Stock Option Plan (1)
10.9       Consulting Agreement with Charles D. Snead, Jr. (3)
10.10      Employment Agreement with Timothy A. Callaway (3)
10.16      Placement Agent Agreement (4)
10.17      Unit Purchase Agreement (4)
10.18      Stock, Note and Warrant Purchase Agreement, dated November  15, 1995
(5)
10.19      Standstill Agreement, dated November 15, 1995 (5)
10.20      Convertible Note with SJ Gold Holdings Inc., dated November 15, 1995
(5)
10.21      Debt Conversion and Modification Agreement, dated November 15,  1995
(5)
10.22 Amended and Restated Convertible Note with Carl and Linda Seaman, dated November 15, 1995(5)
10.23 Amended and Restated Convertible Note with Jordan Seaman, dated November 15, 1995 (5)
10.24 Amended and Restated Convertible Note with Dana Manning, dated November 15, 1995 (5)
10.25      Mine services agreement with the Doe Run Company,  dated  March  15,
1996 (7)
16.1       Letter on Changes in Certifying Accountants (6)
23.1       Consent of Coopers & Lybrand L.L.P.

     (1) Incorporated by reference to the Company's registration statement S-3 filed on December 20, 1993 (File No. 33-73066)
     (2) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1991
     (3) Incorporated by reference to the Company's Form 10-KSB for the year ended December 31, 1992, as amended on Form 8 on April 30, 1993 and on Form 10-KSB/A on June 1, 1993 (which conformed the Form 10-K to a Form 10-KSB)
     (4) Incorporated by reference to the Company's Form 10-KSB for the year ended December 31, 1994
     (5) Incorporated by reference to the Company's Form 10-QSB for the quarterly period ended September 30, 1995 as amended on form 10-QSB/A No. 1 on November 24, 1995
     (6) Incorporated by reference to the Company's Form 8-K for October 20, 1994 and filed on October 26, 1994
     (7) Incorporated by reference to the Company's Form 10-KSB for the year ended December 31, 1995

     (*) Previously filed with the Company's Registration Statement on Form S-3 filed with the Commission on July 9, 1996.

Item 17.   Undertakings

     The undersigned Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grass Valley, County of Sierra, State of California, on the 18th day of July, 1996.

                                                Timothy A. Callaway
Dated July 18, 1996                             Timothy A. Callaway, President,
                                                CEO and Chairman of the Board
                                                (Principal Executive Officer)

                                                Michael K. Epstein
Dated July 18, 1996                             Michael K.Epstein, Vice-
                                                President Finance and
                                                Chief Financial Officer
                                                (Principal Financial and
                                                Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.




 TIMOTHY A. CALLAWAY                            Dated      JULY  18,  1996
Timothy A. Callaway, Director


 CHARLES D. SNEAD                               Dated      JULY  18,  1996
Charles D. Snead, Director


 MICHAEL K. EPSTEIN                             Dated      JULY  18,   1996
Michael K. Epstein, Director

 SCOTT E. BARTEL                                Dated      JULY  18,   1996
Scott E. Bartel, Director

                                     EXHIBIT INDEX

      23.1  Consent of Coopers & Lybrand L.L.P.


                               II-6